ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

THREE MONTHS ENDED APRIL 30, 2015

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

This Management Discussion and Analysis (“MD&A”) is dated June 29, 2015 and unless otherwise noted, should be read in conjunction with the Company’s audited consolidated financial statements for the years ended January 31, 2015 and 2014 and the notes thereto and the unaudited condensed interim financial statements for the three months ended April 30, 2015, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s unaudited condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS. This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended April 30, 2015 are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are quoted in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF. The Company’s is currently considered delinquent in its SEC filings until such time as it files a Form 20-F Annual Report for the fiscal years ended January 31, 2014 and 2015.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The Company has anticipated all material costs and the operating activities of the Company,and such costs and activities will be consistent with the Company’s currentex pectations; the Company will be able to obtain shareholder loans or equity funding when required.	Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.
The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending April 30, 2016, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section below. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

DESCRIPTION OF BUSINESS AND GOING CONCERN

The Company’s business activities are currently restricted to funding ongoing operations as a reporting issuer and to repaying existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new asset or business for the Company is uncertain. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Without a suitable asset or business opportunity and/or additional financing, the Company will be required to consider the basis on which it will continue as an entity. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $8,580 during the three months ended April 30, 2015 (three months ended April 30, 2014 - $28,939) and has an accumulated deficit of $39,258,881 (January 31, 2015 - accumulated deficit of $39,250,301). In addition, the Company has a working capital deficiency of $74,446 at April 30, 2015 (January 31, 2015 - working capital deficiency of $63,047).

The Company’s ability to continue to meet its obligations is uncertain and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company has no remaining mineral property interests and its business activities are currently restricted to funding ongoing operations as a reporting issuer and to repaying existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with. Success in identifying a suitable new asset or business for the Company is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to repay its outstanding liabilities. If the Company is unable to extinguish all of its outstanding liabilities, the going concern assumption will not be valid. The financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

OVERALL PERFORMANCE

The Company’s net loss for the three months ended April 30, 2015 was $8,580 ($0.00 loss per share) and for the three months ended April 30, 2014 was a loss of $28,939 ($0.00 loss per share), a decrease in net loss of $20,359. The decrease in net loss relates mainly to a reduction in professional fees of $21,012 from the three months ended April 30, 2014 which related to the completion of the reorganization of the Company.

FINANCIAL PERFORMANCE

Three months ended April 30, 2015, compared with three months ended April 30, 2014

The Company’s net loss for the three months ended April 30, 2015 was $8,580 ($0.00 loss per share) compared to a net loss $28,939 ($0.00 loss per share) for the three months ended April 30, 2014, on no revenue. The decrease in loss of $20,359 was principally the result of:

•	Office and general expenses decreased $558 for the three months ended April 30, 2015, compared to the same period in 2014. The decrease was the result of cost saving strategies.
•	Consulting, wages and salaries increased by $1,202 for the three months ended April 30, 2015, compared to the same period in 2014. The increase was the result of consulting fees incurred in the current period for corporate secretarial services.
•	Professional fees decreased to $6,488 for the three months ended April 30, 2015, compared to $27,500 for the same period in 2014. The decrease from 2014 was the result of external professional services required in connection with the reorganization and financing of the Company in 2014 which were not required in 2015.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended	Net Revenues ($)	Net Income (Loss) ($)
April 30, 2015	nil	(8,580)	(0.00)
January 31, 2015	nil	(13,985)	(0.00)
October 31, 2014	nil	(2,550)	(0.00)
July 31, 2014	nil	(11,700)	(0.00)
April 30, 2014	nil	(28,939)	(0.00)
January 31, 2014	nil	270,714	0.00
October 31, 2013	nil	40,418	0.00
July 31, 2013	nil	(49,485)	(0.00)

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no positive operating cash flow and has, to date, financed its activities and its ongoing expenditures primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

As at April 30, 2015, the Company had cash and cash equivalents of $3,168. Cash used in operating activities was $13,373 for the three months ended April 30, 2015. During the three months ended April 30, 2015, the Company experienced a net decrease of $1,974 in non-cash working capital items, which was due to an increase in sundry receivables and prepaid of $2,807 and increase in accounts payable and accrued liabilities of $833. Cash provided by financing activities was $12,506 for the three months ended April 30, 2015 due to notes payable advanced from related parties.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2015, the Company had cash and cash equivalents of $3,168 compared to $4,035 as at January 31, 2015, to settle current liabilities of $82,415 compared to $69,076 as at January 31, 2015. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at April 30, 2015 and the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and no stock options outstanding. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

RELATED PARTY TRANSACTIONS

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $5,227, for the three months ended April 30, 2015 (three months ended April 30, 2014 - $4,072). As at April 30, 2015, Marrelli Support was owed $6,115 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

During the three months ended April 30, 2015, the Company incurred fees totaling $nil, (three months ended April 30, 2014 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at April 30, 2015, DSA was owed $390 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $370).

At April 30, 2015, notes payable of $27,788 (January 31, 2015 - $15,282) is made up of $21,156 (January 31, 2015 - $15,282) owed to C. Marrelli Services Limited, $3,316 (January 31, 2015 - $nil) owed to Lonnie Kirsh, the Chief Executive Officer ("CEO") of the Company and $3,316 (January 31, 2015 - $nil) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand. The interest expense pertaining to the notes payable for the three months ended April 30, 2015 is $77 (three months ended April 30, 2014 - $nil).

During the three months ended April 30, 2015, the Company incurred fees totaling $476, (three months ended April 31, 2014 - $15,791) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $18,874 is included in accounts payable and accrued liabilities at April 30, 2015 (January 31, 2015 - $17,446).

During the three months ended April 30, 2015, the Company incurred fees totaling $1,202 (three months ended April 30, 2014 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $4,973 is included in accounts payable and accrued liabilities at April 30, 2015 (January 31, 2015 - $3,540).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

To the knowledge of the directors and senior officers of the Company, as at April 30, 2015, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Limited	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As of the date of this MD&A, the Company had 920,835,502 common shares outstanding.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in the process of assessing the impact of this pronouncement.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

CHANGE IN ACCOUNTING POLICIES

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014. At February 1, 2015, the Company adopted this pronouncement and there was no material effect on its unaudited condensed interim financial statements.

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
•	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at April 30, 2015 was a deficiency of $74,446 (January 31, 2015 - deficiency of $63,047). Note that included in the statements of financial position presented is a deficit of $39,258,881 as April 30, 2015 (January 31, 2015 - $39,250,301).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three months ended April 30, 2015. The Company is not subject to external capital requirements.

FINANCIAL RISK FACTORS

The Company's financial instruments, consisting of cash and cash equivalents, sundry receivables and accounts payable and accrued liabilities, approximate fair values due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2015, the Company had a cash balance of $3,168 (January 31, 2015 - $4,035) to settle current liabilities of $82,415 (January 31, 2015 - $69,076). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company's functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company's reporting currency is the United States dollar.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

RISK FACTORS

At the present time, the Company does not hold any interest in an active operating business or asset. The Company's viability and potential success lie in its ability to develop, exploit and generate revenue from a future asset or business acquisition. Revenues, profitability and cash flow from any future asset or business acquisition involving the Company are difficult to predict and will be influenced by factors unknown to management at the present time. The Company has limited financial resources and there is no assurance that it will be able to obtain adequate financing in the future or that the terms of any such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of future business activities of the Company with the possible dilution or loss of such business activities.

The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to identify assets or business opportunities to acquire or merge with. Success in identifying a new assets or business is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable assets or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Any material delays, or failure of, identifying a suitable business opportunity and/or obtaining additional financing in the near term is likely to have a material adverse impact on the business, operations and prospects of the Company and the ability of the Company to raise adequate financing and re-commence business operations, which in turn is likely to have a material adverse impact on the Company's business, assets and financial condition.

Additionally, certain of the directors and officers of the Company may also serve as directors and officers of other companies and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Consequently, such directors and officers will be dividing their time between their duties to the Company and their duties to their other reporting issuers.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the condensed interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the condensed interim financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three Months Ended April 30, 2015
Discussion Dated June 29, 2015

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables set forth a breakdown of the components of general and administrative for the Company, for the three months ended April 30, 2015 and 2014.

General and Administrative:

	Three Months Ended April 30,
	2015 ($)	2014 ($)
Corporate development	726	679
Office and general	164	722
Professional fees	6,488	27,500
Travel	-	38
Consulting fees	1,202	-
Total	8,580	28,939